UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2008

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 12, 2008, China Cablecom Holdings, Ltd. (the “Registrant”) issued a press release announcing changes in the composition of its board of directors which resulted in the Registrant meeting the definition of a “foreign private issuer” under the rules and regulations of the Securities and Exchange Commission. The resignation of certain directors that might be viewed as US persons within the meaning of such rules and regulations and appointment of individuals in replacement thereof that are non-US persons are disclosed in the press release attached hereto as Exhibit 99.1.

On May 12, 2008, the Registrant issued a press release disclosing that it has entered into a framework agreement with Hubei Chutian Broadcasting and Television Networks Co., Ltd., a local state-owned enterprise (“Hubei Broadcasting”) owned by the Hubei branches of China's State Administration of Radio Film and Television (“SARFT”), to establish a cable TV operation joint venture and enjoy a 60% economic interest in that joint venture.

The framework agreement has been executed by authorized representatives of the two companies, although the formal corporate authorizations are still pending and require provincial SARFT branch’s final approval, which is expected to be forthcoming following completion of required appraisals. The acquisition is expected to close in two phases. Phase one represents an acquisition of  approximately 800,000 paying subscribers and is expected to close following further due diligence and execution of definitive agreements (as well as certain governmental approvals) within 30 days. Phase two represents a further acquisition of approximately  800,000 paying subscribers and is pending further due diligence and execution of definitive agreements. Financial terms of the proposed transaction include support obligations of the Registrant regarding the joint venture due upon completion of phase one and phase two, respectively. The Registrant anticipates providing further details on this proposed transaction in the coming weeks upon execution of the definitive implementing agreements.

The Registrant further announced the consummation of a convertible debt financing with current and new investors involving the issuance of an aggregate of $43.175 million principal amount at maturity of secured convertible notes and approximately 1.525 million ordinary shares to assist in securing its acquisition of Hubei Broadcasting. Interest was prepaid at closing, resulting in net proceeds (excluding existing investors who reinvested principal and interest repayments in the new issuance) to the Registrant of approximately $25.8 million. Chardan Capital Markets, LLC, Lazard Frères & Co. LLC and Roth Capital Partners , LLC acted as co-placement agents.

The 3-year senior secured convertible notes bear an interest rate of 9.99% per annum and are secured by a pledge of the stock of the Registrant’s wholly-owned subsidiary (“China Cablecom Ltd.”) and all other assets owned by the Registrant outside of the People’s Republic of China. The notes are convertible into shares of the Registrant’s ordinary shares at a conversion price of $9.50 per share and are guaranteed by China Cablecom Ltd. as the principal, interest and all other amounts due thereunder. In addition, the Registrant issued approximately 1.525 million ordinary shares to the investors and is obligated to issue an additional approximate 125,000 shares if the notes are not repaid upon the first anniversary of the closing and an additional approximate 300,000 shares if the notes are not repaid upon the second anniversary of the closing. Additionally, the Registrant has the ability to prepay the notes for a total of $34 million upon the first anniversary of their issuance and any time thereafter at pre payment amounts equal to such amount plus additional amounts equal to approximately 10 5/8% of the principal amount of maturity per annum of such notes, based on the number of days from such first anniversary to such date of pre payment. To the extent that the Registrant calls its outstanding warrants, it is required to repay the notes with the net proceeds from such warrant exercise.

A copy of both Press Releases are attached hereto as Exhibits 99.1 and 99.2.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 12, 2008.
99.2	Press Release dated May 12, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd

By:	/s/ Clive Ng
Name:	Clive Ng
Title:	Executive Chairman

Dated: May 13, 2008

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